UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENERPULSE TECHNOLOGIES, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

29278A101, 29278A119

(CUSIP Number)

Dirk W. McDermott

1675 Broadway, Suite 2400

Denver, CO 80202

303-592-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29278A101, 29278A119

1.	Names of Reporting Persons Altira Technology Fund IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,356(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 1,250,356(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) PN

(1)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, except that Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., may be deemed to have sole voting power with respect to such shares, and Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole voting power with respect to such shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, except that Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., may be deemed to have sole dispositive power with respect to such shares, and Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole dispositive power with respect to such shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101, 29278A119

1.	Names of Reporting Persons Altira Management IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,356(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 1,250,356(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) OO

(1)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P., for whom Altira Management IV LLC serves as general partner, except that Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole voting power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P., for whom Altira Management IV LLC serves as general partner, except that Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole dispositive power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101, 29278A119

1.	Names of Reporting Persons Altira Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,356(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 1,250,356(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) OO

(1)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC is the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and may be deemed to have sole voting power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC is the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and may be deemed to have sole dispositive power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101, 29278A119

1.	Names of Reporting Persons Dirk W. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,356(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 1,250,356(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,356(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

(1)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC, the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and Dirk W. McDermott, as managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         1,250,356 shares, which includes 78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC, the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and Dirk W. McDermott, as managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101, 29278A119

Item 1.
	(a)	Name of Issuer Enerpulse Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2451 Alamo Avenue SE Albuquerque, New Mexico

Item 2.
(a)

Name of Person Filing
Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Altira Technology Fund IV L.P., Altira Management IV LLC, Altira Group LLC and Dirk W. McDermott (collectively, the “Reporting Person”).

Altira Technology Fund IV L.P. is a Delaware limited partnership.  Altira Management IV LLC is a Delaware limited liability company.  Altira Group LLC is Colorado limited liability companies.  Dirk W. McDermott is a United States citizen.

Altira Management IV LLC is the general partner of Altira Technology Fund IV L.P. and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Altira Technology Fund IV L.P.  Altira Group LLC is the managing member of Altira Management IV LLC and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Altira Technology Fund IV L.P.  Dirk W. McDermott is the sole managing member of Altira Group LLC and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Altira Technology Fund IV L.P. and Altira Management IV LLC.

	(b)	Address of the Principal Office or, if none, Residence: The address for each of the Reporting Persons is: Altira Group LLC 1675 Broadway, Suite 2400 Denver, CO 80202
	(c)	Citizenship See item 2(a) above and item 4 of each cover page.
	(d)	Title of Class of Securities Common stock, par value of $0.001 per share
	(e)	CUSIP Number 29278A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
See items 5, 6, 7, 8 and 9 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 29278A101, 29278A119

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

ALTIRA TECHNOLOGY FUND IV L.P.		ALTIRA GROUP LLC

By: Altira Management IV LLC		By:	/s/ Dirk W. McDermott
its general partner		Dirk W. McDermott, managing member

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member

ALTIRA MANAGEMENT IV LLC		DIRK W. MCDERMOTT

By: Altira Group LLC		By:	/s/ Dirk W. McDermott
its managing member		Dirk W. McDermott

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member